February 27, 2025

VIA EDGAR

Chad Eskildsen

U.S. Securities and Exchange Commission

Office of Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs ETF Trust (SEC File Nos. 333-200933 and 811-23013) and Goldman Sachs

ETF Trust II (SEC File Nos. 333-261420 and 811-23757) (together, the “Registrants”)

Review of Annual Report Disclosures

Dear Mr. Eskildsen:

This letter responds to comments you provided telephonically to Vince Nguyen and Lauren Vineyard of Dechert LLP, counsel to the Registrants, on Wednesday, January 29, 2025, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the filings on Form N-CSR and certain other filings and materials for series of the Registrants relating to the fiscal year ended August 31, 2024.1 We have reproduced your comments below, followed by our responses.

Fund Specific Comments

1.

Comment: With respect to Goldman Sachs Nasdaq-100 Core Premium Income ETF’s and Goldman Sachs S&P 500 Core Premium Income ETF’s (the “Funds”) Form N-CEN filing for the period ended August 31, 2024, Item B.23 was not checked “Yes.” Please explain why these distributions are not required to be accompanied by a written statement pursuant to Rule 19a-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

[1]

The Registrants’ filings on Form N-CSR for the fiscal year ended August 31, 2024 related to the following Funds: Goldman Sachs ActiveBeta® International Equity ETF, Goldman Sachs ActiveBeta® Emerging Markets Equity ETF, Goldman Sachs ActiveBeta® Europe Equity ETF, Goldman Sachs ActiveBeta® Japan Equity ETF, Goldman Sachs ActiveBeta® U.S. Large Cap Equity ETF, Goldman Sachs ActiveBeta® U.S. Small Cap Equity ETF, Goldman Sachs Hedge Industry VIP ETF, Goldman Sachs Access Treasury 0-1 Year ETF, Goldman Sachs Access Investment Grade Corporate Bond ETF, Goldman Sachs Access High Yield Corporate Bond ETF, Goldman Sachs Equal Weight U.S. Large Cap Equity ETF, Goldman Sachs JUST U.S. Large Cap Equity ETF, Goldman Sachs Access Emerging Markets USD Bond ETF, Goldman Sachs Access Inflation Protected USD Bond ETF, Goldman Sachs Ultra Short Bond ETF, Goldman Sachs MarketBeta International Equity ETF, Goldman Sachs MarketBeta Emerging Markets Equity ETF, Goldman Sachs MarketBeta U.S. Equity ETF, Goldman Sachs Access U.S. Aggregate Bond ETF, Goldman Sachs Access Investment Grade Corporate 1-5 Year Bond ETF, Goldman Sachs Innovate Equity ETF, Goldman Sachs Future Tech Leaders Equity ETF, Goldman Sachs Future Planet Equity ETF, Goldman Sachs Future Consumer Equity ETF, Goldman Sachs Future Health Care Equity ETF, Goldman Sachs Future Real Estate and Infrastructure Equity ETF, Goldman Sachs Bloomberg Clean Energy Equity ETF, Goldman Sachs ActiveBeta® World Vol Plus Equity ETF, Goldman Sachs Community Municipal Bond ETF, Goldman Sachs North American Pipelines & Power Equity ETF, Goldman Sachs Nasdaq-100 Core Premium Income ETF, Goldman Sachs S&P 500 Core Premium Income ETF, Goldman Sachs Small Cap Core Equity ETF, Goldman Sachs MarketBeta Russell 100 Growth Equity ETF, Goldman Sachs MarketBeta Russell 1000 Value Equity ETF, Goldman Sachs Access U.S. Preferred Stock and Hybrid Securities ETF, Goldman Sachs Ultra Short Municipal Income ETF, Goldman Sachs Dynamic California Municipal Income ETF, Goldman Sachs Dynamic New York Municipal ETF and Goldman Sachs Municipal Income ETF, each a series of Goldman Sachs ETF Trust; and Goldman Sachs MarketBeta U.S. 1000 Equity ETF and Goldman Sachs MarketBeta Total International Equity ETF, each a series of Goldman Sachs ETF Trust II.

February 27, 2025

Mr. Eskildsen

Response: The Funds submit that Item B.23 of Form N-CEN filing with respect to the Funds was incorrectly checked “No.” The impacted Form N-CEN filing will be amended and refiled. The Funds further confirm that the Funds’ distributions paid from return of capital during the fiscal year ended August 31, 2024, were accompanied by written statements pursuant to Rule 19a-1 under the 1940 Act.

2.	Comment: On page 1 of the Funds’ Monthly Fact Sheets, please confirm the disclosures related to “Dividend Yield” only refer to income dividends and not return of capital.

Response: The Funds supplementally submit that “Dividend Yield” included in the Funds’ Monthly Fact Sheets refers to the dividend yield of the Funds’ underlying holdings and not to the Funds’ distributions. The Funds further note that the following definition of “Dividend Yield” is currently included in the Funds’ Monthly Fact Sheets:

“Dividend Yield is derived as a weighted average of the dividend yield of the underlying securities and is not a distribution payment made by the fund.”

3.	Comment: On page 1 of the Funds’ Monthly Fact Sheets, please disclose the portion of the Funds’ distributions that is return of capital.

Response: The Funds respectfully note that the portion of the Funds’ distributions that is a return of capital can only be calculated following the end of the Funds’ fiscal year and therefore cannot be included in the Funds’ Monthly Fact Sheets. However, the Funds will make the following disclosure currently in the Funds’ Monthly Fact Sheets more prominent:

“All or a portion of the Fund’s distributions may be treated for tax purposes as a return of capital, however, the final characterization of such distributions will be reported annually on Form 1099-DIV. The final tax status of the distributions may differ substantially from the above distribution information.”

4.

Comment: On page 2 of the Funds’ Monthly Fact Sheets, the monthly distribution amount is titled “Dividends.” Please consider using a different term because “dividends” has a connotation of income, and a majority of the Funds’ distributions are return of capital. Please also clearly disclose the portion of distributions that were return of capital.

Response: The Funds’ future Monthly Fact Sheets will be revised to replace “Dividends” with “Distributions” and to disclose that “Distributions” may include income dividends as well as return of capital and that the final characterization of such distributions will be reported annually on Form 1099-DIV.

February 27, 2025

Mr. Eskildsen

5.

Comment: The Staff notes that the Funds’ websites include a “Distributions” subsection where all distributions are classified as income, but the Funds’ financial statements state a large portion of these distributions were return of capital. Please clearly disclose which of the distributions are income versus return of capital.

Response: The Funds will update their websites to change the title of the subsection referenced above from “Income” to “Distributions” and to include a footnote disclosing that “Distributions” may include income dividends as well as return of capital and that the final characterization of such distributions will be reported annually on Form 1099-DIV.

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We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Vince Nguyen (212.698.3566) of Dechert LLP with any questions or comments concerning this correspondence.

Very truly yours,

Joseph F. DiMaria

Treasurer, Principal Financial Officer and Principal Accounting Officer

Goldman Sachs ETF Trust and Goldman Sachs ETF Trust II

cc:	Robert L. Griffith, Goldman Sachs & Co. LLC

Peter W. Fortner, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Vince Nguyen, Dechert LLP